Merus Labs International Inc.

Second Quarter Report Fiscal 2013

For the Three and Six Months Ended March 31, 2013 and 2012

MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended March 31, 2013 and 2012

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance and condition of Merus Labs International Inc. (“the Company” or “Merus”) for the three and six months ended March 31, 2013 compared to the three and six months ended March 31, 2012. The analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements (the “Financial Statements”) for the three and six months ended March 31, 2013 and the related notes thereto.

The date of this MD&A is May 13, 2013.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include: sources of income; forecasts of sales and associated expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; the Company’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of the Company;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada, USA, and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

  the Company’s ability to successfully market and sell its products;

  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

  the timing and unpredictability of regulatory actions;

  the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;

  the ability to source, develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

  the inability to adequately protect its key intellectual property rights;

  the inability to make royalty payments as they become due;

  the loss of key management or scientific personnel;

  the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;

  regulatory, legal or other setbacks with respect to its operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

  the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company’s publicly filed disclosure documents, including those disclosed under “Risk Factors” in the Company’s Annual Information Form dated December 31, 2012. All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE HISTORY

The Company was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend its articles of incorporation by changing its name to Envoy Capital Group Inc. (“Envoy”). On December 16, 2011, Envoy filed a continuation application with the British Columbia Corporate Registry and was continued under the laws of the Province of British Columbia. On December 19, 2011, pursuant to a plan of arrangement filed with the British Columbia Corporate Registry, Envoy and Merus Labs International Inc. (“Old Merus”), a specialty pharmaceutical company that acquires, sells and distributes prescription medicine products, amalgamated. Also on December 19, 2011, the Company amended its articles of incorporation by changing its name to Merus Labs International Inc.

The Company’s registered and head office is located at 800-885 West Georgia Street, Vancouver, BC V6C 3H1; its executive office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1; and its telephone number is 416-593-3725.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

  On patent but at maturity stage of product life cycle
  Branded generics
  Under promoted products
  Niche market pharmaceuticals
  Products with annual sales below critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus will be the United States, Canada, and Europe.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

OVERVIEW

During the last twelve months and up to the date of this MD&A, the Company announced the following:

  April 23, 2013 – Merus announces Enablex operational update

  April 17, 2013 – Merus announces notification from NASDAQ

  March 29, 2013 – Merus announces Annual General Meeting results

  February 19, 2013 – Merus announces promotion and distribution agreements for Emselex®/Enablex® in Canada and Slovenia

  January 17, 2013 – Merus announces promotion and distribution agreements for Emselex®/Enablex® in European countries

  August 1, 2012 – Merus announces appointment: Head of European Operations

  July 11, 2012 – Merus announces acquisition of Emselex®/Enablex®

  June 4, 2012 – Merus signs product acquistion letter of intent

OVERALL PERFORMANCE

For the three months ended March 31, 2013, the Company incurred a net loss of $2,298,698 compared to a net loss of $362,684 for the three months ended March 31, 2012. For the three months ended March 31, 2013, EBITDA1 was $3,653,871, compared to negative EBITDA of $415,626 for the same period last year. Adjusted EBITDA, which adds back non-cash share based compensation expense and acquisition costs, was $3,899,632, compared to $954,191 for the prior year comparative period. As at March 31, 2013, the Company had an accumulated deficit of $51,871,065.

Cash provided by operations of the Company were $3,879,111 and $5,748,696, respectively, for the three months and six months ended March 31, 2013, compared to $588,020 and $1,685,678, respectively, for the three and six months ended March 31, 2012.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization, foreign exchange gains (losses), and unusual items; such as writedowns and gains (losses) on intellectual property and investments. EBITDA is calculated and presented consistently from period to period and agrees, on a consolidated basis, with the amount disclosed as "Earnings before depreciation, amortization, interest expense, investment income and taxes" on the consolidated statements of operations. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization expenses. The Company excludes amortization expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

PRODUCT SUMMARY

The Company currently has products in the area of urology/women's health and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc.

In July 2012, the Company acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As Merus has acquired the product rights in a number of European countries in which the product is not being actively marketed, the Company has partnered with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

In January 2013, the Company entered into promotion and distribution agreements with selected partners in certain European countries for the Emselex®/Enablex® product. The partner companies and corresponding territories are as follows; POA Pharma Scandinavia AB (Nordic countries defined collectively as Denmark, Norway, Sweden, Finland, and Iceland), Proximum d.o.o (Croatia), and SPCare Lda (Portugal). Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. Although the financial terms of the agreements have not been disclosed, the general structure of the arrangements are such that the partners contribute the local marketing and sales resources in exchange for a portion of the incremental net sales generated above the current annual baseline net sales. The territories covered by these new distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years. For the year 2012, the newly partnered territories had net sales of approximately US$4.5 million.

In February 2013, the Company entered into promotion and distribution agreements with partners in Canada and Slovenia for the Company's Emselex®/Enablex® product. The partner companies and corresponding territories are as follows; NorrizonRx Sales and Marketing Group Inc. (Canada) and Proksimum Pharma d.o.o. (Slovenia). Under the terms of the agreements, the partner companies have been granted exclusive rights to market and sell Emselex®/Enablex® in their respective territories. The financial terms of the agreements have not been disclosed. For the year 2012, the newly partnered territories had net sales of approximately US$4.5 million.

Merus has entered into these promotion and distribution agreements with partner companies that have a wealth of knowledge and expertise in their local markets. Emselex®/Enablex® is a major growth driver for the Company and these new collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

On April 16, 2013, a wholly owned subsidiary of Merus Labs International received approval from Health Canada with regards to the marketing authorization (NOC) transfer of Emselex®/Enablex® from Novartis. Merus is re-launching the product in Canada and devoting significant sales and marketing resources to these activities. Merus is also finalizing an agreement with one of Europe's most advanced contract manufacturing groups to manufacture Emselex®/Enablex® for sale and distribution in Europe and Canada. The operational phase of the manufacturing tech transfer will begin in May 2013. During the operational transition period Novartis will continue to manage the manufacturing of Emselex®/Enablex®. It is expected that by the end of fiscal Q3 2013, that the EU marketing authorizations will have also transferred to Merus.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a newly published report. Antibacterials represent the largest segment of the anti-infectives market globally. The global anti-infective market is forecast to expand at a compound annual growth rate of 5.7% between 2008 and 2013. The competitive landscape remains highly fragmented, with market leaders Merck and GSK controlling a combined market share of only 21.4%. Antibacterials accrued sales of $36.3 billion in 2007, accounting for 52.3% of total anti-infective market revenues.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010.

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Recent Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Changes in the Competitive Landscape

Although there are a number of barriers to entry, in December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic Vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product has impacted the sales of Merus' branded Vancocin capsules.

Also, the future of Vancocin may be affected by new therapies such as Fidaxomicin, a macrocyclic antibiotic, which may replace the use of Vancocin. Fidaxomicin was found to be non-inferior to vancomycin against C. Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, the Company expects Fidaxomicin to be sold in Canada at a much higher price than that of Oral Vancocin® based on the existing Fidaxomicin pricing in the U.S. market.

Factive

On March 7, 2012, Merus acquired the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). FACTIVE® is the only FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. Cornerstone recorded FACTIVE® 320mg tablet net sales of approximately US$6.3 million in the United States for 2011. FACTIVE® has not been commercialized in Canada.

Merus acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. Merus has also entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. (“Vansen”) to market the product in the United States.

Wound Care Franchise

In September 2010, Old Merus entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, three advanced wound care products for the Canadian market. As of the date of this MD&A, the Company has not launched any of its wound care products and has limited visibility with respect to the sales of this product line due to the slower than expected product marketing authorization of a key product in the portfolio and a refocusing of management priorities.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2013 AND MARCH 31, 2012

For the three and six month periods ended March 31, 2013, the Company generated a net loss of $2,298,698 and $2,001,157 ($0.07 and $0.07 per share), respectively, compared to a net loss of $362,684 and $658,128 ($0.01 and $0.04 per share) for the same periods last year. EBITDA for the three and six month period ended March 31, 2013 were $3,653,871 and $8,474,852, compared to negative EBITDA for the prior year periods of $415,626 and $1,108,331. Prior year figures do not reflect any impact from FACTIVE or Enablex as these products were acquired in the third and fourth quarters of last fiscal year.

Revenues and Gross Margin

Revenues for second quarter ended March 31, 2013 were $5,848,983, comprised of sales of Vancocin, Factive, and Enablex. Gross margin during the same period was $5,540,765 (95%). The Company currently records revenues relating to Enablex net of cost of goods and marketing and selling expenses in a single line, revenues, in the statements of operations during the current period of transition from Novartis to Merus. Since the acquisition of Enablex, Novartis continues to provide certain sales and distribution functions while the parties work through the process of transferring the necessary marketing authorizations. This arrangement is expected to end shortly as the Company has already transferred marketing authorizations in Canada and is expected to transfer the European authorizations during the third quarter. Until marketing authorizations transfer, the Company will report revenues from Enablex on a net basis, equal to the compensation it receives from Novartis. Once complete, revenues and costs of goods, along with marketing expenses, will be reported on a gross basis within the financial statements. Had the Company reported Enablex on a gross basis for the current period, revenues, cost of goods sold and sales and marketing expenses would have been higher by $1,535,567, $1,045,532 and 490,035, respectively. EBITDA would be unchanged.

For the three and six months ended March 31, 2013, the in-market net sales for Enablex were $5,733,327 and 12,365,040, respectively. Revenues, recorded on a net basis were $4,197,760 and 8,557,812, respectively, after deducting costs of goods sold and marketing costs. The Company did not own Emselex®/Enablex® during the comparative three and six month periods in 2012.

For the three and six months ended March 31, 2013, the net sales for Vancocin were $1,265,275 and $3,181,373, respectively. For the comparative three and six months ended March 31, 2012, the net sales recorded in the Company's pro-forma statements of operations which reflect the net sales of Vancocin if the Company had acquired Old Merus as of October 1, 2011, were $2,205,628 and $5,001,167, respectively. The decrease in revenue from this product in the current fiscal year was primarily due to the entry of a generic Vancomycin which received reimbursement status in several provinces during the Company's fiscal 2013 first quarter. Further, sales of Vancocin in the prior year were strong given the outbreak of C. difficile throughout Canada and as hospitals increased their supply of Vancocin for the approaching winter flu season.

For the three and six months ended March 31, 2013, net sales for FACTIVE® were $385,948 and $1,088,842, respectively. The Company did not own FACTIVE® during the comparative three and six month periods in 2012.

Comparative Period Pro-Forma Statement of Operations

For the six months ended March 31, 2012, sales of Vancocin are included from December 20, 2011, the first day after amalgamation, to March 31, 2012. As this is not reflective of the revenues earned by the product during the comparative three month period, the Company has prepared the following pro-forma statement of operations to illustrate what the Company’s results would have been if it had owned Vancocin for the entire period from October 1, 2011 to March 31, 2012:

		Old Merus
	As reported in	results from	Pro-forma
	the Statement of	October 1, 2011	Statement of
(Unaudited)	Operations	to amalgamation	Operations

Revenues	$2,517,991	$2,483,176	$5,001,167
Cost of goods sold	346,850	306,202	653,052
Gross margin	2,171,141	2,176,974	4,348,115

Operating expenses:
Sales and marketing	75,596	66,711	142,307
General and administrative	2,685,058	165,745	2,850,803
Acquisition costs	518,818	-	518,818
	957,177	232,456	1,189,633
Earnings before depreciation, amortization, interest expense and investment income	(1,108,331)	1,944,518	836,187

Amortization of intangible assets	412,971	299,970	712,941
Depreciation	2,430	-	2,430
Interest expense	-	64,961	64,961
Foreign exchange (gains) losses	(224,630)	-	(224,630)
Investment income	(438,177)	(2,892)	(441,069)

Earnings (loss) before income taxes	$(860,925)	$1,582,479	$721,554

If the Company had amalgamated with Old Merus on October 1, 2011 and owned Vancocin during the full six month comparative period, gross margin would have been $4,348,115 (or 87%), consisting of net sales of Vancocin totalling $5,001,167 less cost of goods sold of $653,052. Sales of Vancocin from October 1 through December 31 were strong given the outbreak of C. Difficile throughout Canada during 2011 and as hospitals increased their supply of Vancocin for the approaching winter flu season.

Operating Expenses

Operating expenses for the three and six months ended March 31, 2013 were $1,886,894 and $3,680,717, respectively, compared to $2,322,295 and $3,279,472 for the same three and six month periods last year. Excluding the impact of non-cash share based compensation, operating expenses in the three and six month 2013 periods increased by $625,281 and $1,095,577 over the same periods in 2012. This was due primarily to an increase in general and administrative expenses from active operations as a specialty pharmaceutical company. The addition of two products in the second half of 2012 led to additional overhead expenses relating to establishing operations in the United States and Europe, as well as additional sales and marketing costs. Acquisition costs of $455,444 related to the amalgamation of Old Merus and Envoy were incurred during the first six months of fiscal 2012. While acquisition costs related to the amalgamation are not expected to recur, there will be additional acquisition costs going forward related to the acquisition of new products and revenue streams.

Included in operating expenses, the Company incurred sales and marketing expenses of $153,204 and $325,423 for the three and six month periods ended March 31, 2013 related to Vancocin and Factive. Sales and marketing costs for Enablex are currently netted against revenue as the Company completes a transition stage whereby Novartis continues to manufacture, distribute, and promote the product until the Company obtains the necessary marketing authorizations to allow it to take over these functions from a regulatory standpoint.

Amortization of Intangible Assets and Impairment Charge

The six month period ended March 31, 2013 included amortization expense of $5,941,240 related to Vancocin product rights, Factive product rights and patents, and Enablex product rights and patents. During the six month period ended March 31, 2012, the Company did not own Factive or Enablex, resulting in lower amortization of just $712,941 on a pro-forma basis for the comparative period.

Interest Expense, Investment income and Foreign Exchange Gains

Interest expense of $2,449,574 was incurred during the six months ended March 31, 2013, primarily as a result of the credit facility entered into with PDL BioPharma, Inc. in connection with the acquisition of Enablex, which was not in place during the comparative period.

At March 31, 2013, the Company recognized an impairment charge of $760,948 on its privately held investment. The impairment charge was based on evidence of other financing transactions undertaken by the investee. The investment portfolio represents investments made by the Company prior to its amalgamation and is not a component of the Company’s core business.

Foreign exchange losses of $1,100,506 were recorded in the six month period ended March 31, 2013 primarily in relation to US dollar denominated debt in connection with the acquisition of Enablex, which was not outstanding at March 31, 2012. The Company had a smaller amount of US dollar denominated debt during the six months ended March 31, 2012 related to the acquisition of Vancocin, contributing to a foreign exchange gain of $224,630 for that period.

SUMMARY OF QUARTERLY RESULTS

Prior period financial results

As the Company completed its amalgamation on December 19, 2011, results related to the pharmaceutical operations are included in the financial results beginning December 20, 2011. Results prior to that date reflect the operations of the Company’s former business as Envoy. As such, revenues generated from its merchant banking business were reclassified as ancillary income in the comparative periods, resulting in nil gross margins for the quarters ended September 30, 2011 and June 30, 2011. The Company also disposed of its former operating subsidiary, Watt International Inc., at the end of fiscal 2011 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vancocin® and Enablex product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues for Vancocin® have not indicated that such product will have seasonal variations which would materially impact revenue. The FACTIVE® product line may have seasonal variations as it is used to treat illnesses such as bronchitis or pneumonia, which tend to occur more frequently in the fall and winter months. Due to the recent acquisition of FACTIVE®, Merus cannot determine the exact impact this seasonality will have on its revenues.

	Q2 2013	Q1 2013	Q4 2012	Q3 2012

Revenues	$5.85 million	$6.98 million	$4.99 million	$2.91 million
Gross margin	$5.54 million	$6.61 million	$4.57 million	$2.49 million

EBITDA[1]	$3.65 million	$4.82 million	$3.20 million	$1.29 million

Net earnings (loss):
From continuing operations	($2.29) million	$0.30 million	($20.70) million	$0.67 million
Including discontinued Operations	($2.29) million	$0.30 million	($20.70) million	$0.67 million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.07)	$0.01	($0.67)	$0.03
Diluted	($0.07)	$0.01	($0.67)	$0.03
Including discontinued operations:
Basic	($0.07)	$0.01	($0.67)	$0.03
Diluted	($0.07)	$0.01	($0.67)	$0.03

	Q2 2012	Q1 2012		Q4 2011		Q3 2011

Revenues	$2.21 million	$0.31 million	$	nil	$	nil
Gross margin	$1.91 million	$0.26 million	$	nil	$	nil

EBITDA[1]	($0.41) million	($0.69) million		($1.15) million		($0.29) million

Net earnings (loss):
From continuing operations	($0.36) million	($0.29) million		($1.55) million		$0.07 million
Including discontinued operations	($0.36) million	($0.29) million		($1.38) million		$0.14 million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.01)	($0.04)		($0.20)		$0.01
Diluted	($0.01)	($0.04)		($0.20)		$0.01
Including discontinued operations:
Basic	($0.01)	($0.04)		($0.22)		$0.02
Diluted	($0.01)	($0.04)		($0.22)		$0.02

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at March 31, 2013, excluding provisions and obligations related to long term debt the Company had working capital of $11,580,243 compared to $11,115,848 at September 30, 2012. The increase in working capital was primarily due to cash generated from operations offset by scheduled repayments against the credit facility related to the Emselex®/Enablex® acquisition.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations. The most significant portion of short term debt will be satisfied through a pre-arranged US$20 million additional loan from PDL BioPharma Inc. to refinance the Novartis vendor take back loan related to the Emselex®/Enablex® transaction. The Company may also raise financing, if required, to pursue the acquisition of other prescription and pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by operations of the Company were $3,879,111 and $5,748,696, respectively, for the three months and six months ended March 31, 2013, compared to $588,020 and $1,685,678, respectively, for the three and six months ended March 31, 2012. The main source of cash in the current period related to active operations as a specialty pharmaceutical company, whereas in the prior year period, the main source of cash was liquidation of short-term investments related to the Company’s former merchant banking business. The Company only operated as a pharmaceutical company for a portion of the prior year period as it completed its amalgamation late in the first quarter of fiscal 2012.

Cash used by financing activities for the three and six months ended March 31, 2013 were $15,759 and $5,018,432, respectively. The six month period amount primarily related to the scheduled repayment on long term debt related to Enablex. Prior period financing cash outflows of $3,864,819 and $2,728,268 for the three and six month periods of fiscal 2012 were related to the amalgamation and repayment of debt related to the acquisition of Vancocin.

Cash provided by investing activities were $141,892 and $211,202 for the three and six months ended March 31, 2013 compared to cash outflows of $3,681,050 and $1,252,251 for the same three and six months periods last year. Cash provided during the current period related to receipt of payments against a loan receivable. The majority of cash used during the comparative period related to the acquisition of Factive late in the second quarter of 2012.

COMMITMENTS

(a) Operating lease commitments

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

March 31, 2013
Less than 1 year	$129,989
1 to 2 years	41,832
2 to 3 years	9,741
Thereafter	-
Total	$181,562

(b) Liability settlement

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

At March 31, 2013	1 year	2 years	3 years	Thereafter
Debt	$28,009,458	$23,071,872	$-	$-
Accounts payable and accrued liabilities	2,495,113	-	-	-
Income taxes payable	230,811	-	-	-
Derivative liabilities	216,960	-	-	-
Total	$30,952,362	$23,071,872	$-	$-

(c) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at March 31, 2013, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan based on net sales of Vancocin until June 30, 2016.

Pursuant to its acquisition of Factive, the Company is committed to paying a royalty fee of 8% of net sales of the product through September 30, 2014 at which point the royalty fee will increase to 16% for up to a 10 year period.

(d) Purchase commitments

Pursuant to the Company’s acquisition of Enablex, the Company is required to acquire finished goods inventory from Novartis, on a country-by-country basis, at the earlier of the marketing authorization transfer date and July 11, 2014. As at March 31, 2013, Management is unable to reliably estimate the quantum and timing of this purchase commitment and therefore no provision has been made.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

At March 31, 2013, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012

Salaries	$353,879	$171,377	$705,596	$257,878
Share based compensation	245,761	1,306,443	633,021	1,327,353
	$599,640	$1,477,820	$1,338,617	$1,585,231

CHANGES IN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s condensed consolidated interim financial statements (“interim financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s significant accounting estimates and judgments include functional currency, allowance for doubtful accounts, allowance for inventory obsolescence, estimate for product returns, allocation of the purchase price and estimates of fair value for acquired assets and liabilities, the estimated useful lives of property and equipment and intangible assets, impairment of assets, valuation of deferred tax assets and liabilities, and valuation of warrants and share-based compensation expense. For a more detailed discussion of the Company’s critical accounting estimates, please refer to the management discussion & analysis included in the Company’s 2012 annual report. There have been no material changes to accounting estimates since September 30, 2012.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

During the quarter ended March 31, 2013, management was asked by the Audit Committee to respond to comments raised by the Company’s auditors with respect to the nature and amount of adjustments during the September 30, 2012 year-end financial statement close process. During the audit, there were a number of manual post-close adjustments as well as several significant adjustments relating to complex accounting areas. Concerns centred around two areas of the financial reporting process, specifically:

We did not maintain financial close process and procedures that were adequately designed, documented and executed to support the accurate and timely reporting of our financial results. As a result, we made a number of manual post-close adjustments necessary in order to prepare the financial statements included in the annual report. In certain instances, calculations were not performed to the required level of accuracy or provisions within contractual arrangements were not appropriately recorded. In addition, we did not have adequate policies and procedures in place to ensure the timely, effective review of estimates, assumptions and analyses related to complex accounting areas. As a result, certain adjustments were made to non-cash expenses such as goodwill and share-based payments and reclassifications occurred as a result of not appropriately interpreting technical guidance related to revenue recognition. Details of these adjustments are as follows:

Goodwill Management determined that an impairment to the intangible assets acquired relating to the Vancocin product occurred during the 2012 fiscal year due to the entrance of a generic competitor to the market. Based on the analysis performed, an impairment charge was taken. The Company’s auditors concluded the impairment to intangibles was appropriate but that the impairment also impacted goodwill, as they determined goodwill should have been calculated solely on the Vancocin cash generating unit (“CGU”) as opposed to management’s approach of analyzing the goodwill impairment on consolidated CGUs’ discounted cash flows. This resulted in an additional impairment charge adjustment during the audit.

Revenue recognition Management initially determined that revenues from its Enablex product should be recorded on a gross basis given the Company assumed most risks of the sales process. During the audit it was determined that, during its transitional arrangement with Novartis while the marketing authorizations had not yet fully transferred, it was more appropriate to treat the revenues as being earned in an agent relationship rather than as principal. While this adjustment did not impact net income, it did result in material adjustment between sales and cost of goods sold during the audit.

Share-based payments Calculation of share-based payments relies on several judgmental inputs including volatility, forfeitures and the risk-free rate. The volatility assessment typically relies on historical volatility as a proxy for future volatility. Due to the fact that historical volatility was unclear as a result of the amalgamation in late 2011, the volatility factor was adjusted during the audit resulting in a material change in the value of share-based compensation. There were also some adjustments to the manner in which certain grants were recognized resulting in a change to share-based compensation expense.

The adjustments and exceptions in financial reporting were primarily a result of re-evaluating the underlying estimates within complex accounting areas or the interpretation and application of IFRS guidance relating to such.

As a result of the aforementioned adjustments, management has re-evaluated its assessment of the severity of the deficiencies and effectiveness of the Company’s internal control over financial reporting and has determined that there was a material weakness in internal controls over financial reporting as at September 30, 2012 which persisted through the quarter ended December 31, 2012. In addition, management has concluded that as of September 30, 2012 and December 31, 2012, the Company’s disclosure controls and procedures were not effective as a result of the material weakness in internal controls over financial reporting described above. The identification of this material weakness at September 30, 2012 was due to a reassessment of conditions that existed at September 30, 2012. The deficiencies did not result in any misstatement of the results for either the year ended September 30, 2012 or the quarter ended December 31, 2012, thus, the Company has not amended and does not intend to amend any of its previously filed MD&A for the year ended September 30, 2012 or three months ended December 31, 2012. Accordingly, this MD&A should be read in conjunction with the Company’s filings subsequent to the original filings.

With the oversight of senior management and our audit committee, we have taken steps to remediate the underlying causes of the material weakness. In order to address the weakness in the financial close process, management has implemented additional levels of review along with increased involvement of senior management at an earlier stage of the financial reporting cycle. The Company has also added additional period-end procedures relating to the review of account reconciliations and preparation of schedules and analysis to accurately reflect contractual terms and arrangements. To address the weakness in dealing with complex accounting areas, the Company has hired additional finance personnel with specific skills in area of valuations and IFRS reporting and will consult, as appropriate, with outside accounting expertise on complex technical matters. Management began to implement these improvements in internal controls shortly after the issuance of its annual report and believes it has remediated the root causes of the audit adjustments. We will continue to look at ways to strengthen other areas in order to mitigate the likelihood of these types of adjustments in the future.

As at March 31, 2013, management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at March 31, 2013, the aforementioned material weakness was remediated and that internal controls over financial reporting were operating effectively.

Other than described above, there were no material changes made to the Company’s internal controls over financial reporting during the six months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, management assessed disclosure controls and procedures to be effective as of March 31, 2013.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at May 13, 2013, the Company had 30,713,478 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of May 13, 2013 none of the preferred shares have been issued.

Stock Options

The Company has 2,365,000 stock options outstanding as at May 13, 2013.

Share Purchase Warrants

The Company has 2,383,450 share purchase warrants outstanding as at May 13, 2013.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

Merus Labs International Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Expressed in Canadian dollars)

As at:		March 31	September 30
		2013	2012
Assets
Current assets
Cash and cash equivalents		$4,404,385	$3,462,919
Short-term investments	note 3	521,186	1,273,936
Trade and other receivables		6,897,512	4,917,455
Inventories		1,874,235	2,179,612
Loans receivable	note 4	508,000	737,400
Prepaid expenses		317,809	488,266
		14,523,127	13,059,588
Non-current assets
Property and equipment		12,807	11,069
Intangible assets	notes 2, 5	75,372,677	79,307,879
Total assets		$89,908,611	$92,378,536
Liabilities and Equity
Current liabilities
Accounts payables and accrued liabilities		2,495,113	1,607,040
Income taxes payable		230,811	-
Derivative liabilities	note 6	216,960	336,700
Provisions	note 7	258,388	697,480
Long term debt due within one year	note 8	27,867,498	31,926,688
		31,068,770	34,567,908
Non-current liabilities
Provisions	note 7	592,542	386,704
Long term debt	note 8	22,986,437	22,160,142
Total liabilities		54,647,749	57,114,754

Equity
Share capital	note 9	51,649,606	51,639,478
Equity reserve	note 10	32,288,224	31,468,434
Warrants reserve	note 10	1,233,078	1,427,175
Accumulated deficit		(51,871,065)	(49,869,908)
Accumulated other comprehensive income		1,961,019	598,603
Total equity		35,260,862	35,263,782
Total liabilities and equity		$89,908,611	$92,378,536

Approved on behalf of the Board:

(signed)	(signed)
Robert Pollock,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(Expressed in Canadian dollars)

		Three months ended March 31		Six months ended March 31
		2013	2012	2013	2012
Revenues		$5,848,983	$2,205,628	$12,828,027	$2,517,991
Cost of goods sold		308,218	298,959	673,058	346,850
Gross margin		5,540,765	1,906,669	12,154,969	2,171,141
Operating expenses:
Sales and marketing		153,204	75,596	325,423	75,596
General and administrative		1,733,690	2,183,325	3,355,294	2,685,058
Acquisition costs	note 2	-	63,374	-	518,818
		1,886,894	2,322,295	3,680,717	3,279,472
Earnings (loss) before depreciation, amortization, interest expense, foreign exchange, investment income and taxes		3,653,871	(415,626)	8,474,252	(1,108,331)

Amortization of intangible assets	note 5	2,983,813	368,531	5,941,240	412,971
Depreciation		862	1,215	1,091	2,430
Interest expense		1,219,521	-	2,449,574	-
Foreign exchange losses (gains)		888,210	(2,583)	1,100,506	(224,630)
Investment expense (income)	notes 3, 4	757,509	(217,308)	750,785	(438,177)

Loss before income taxes		(2,196,044)	(565,481)	(1,768,944)	(860,925)
Income tax expense - current	note 13	102,654	(202,797)	232,213	(202,797)
Net loss for the period		(2,298,698)	(362,684)	$(2,001,157)	$(658,128)

Loss per share
Basic		$(0.07)	$(0.01)	$(0.07)	$(0.04)
Diluted		$(0.07)	$(0.01)	$(0.07)	$(0.04)

Weighted average number of common shares outstanding - basic		30,710,367	24,321,345	30,709,412	17,263,223
Weighted average number of common shares outstanding - diluted		30,710,367	24,321,345	30,709,412	17,263,223

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012
Net loss for the period	$(2,298,698)	$(362,684)	$(2,001,157)	$(658,128)
Other comprehensive (loss) income:
Currency translation differences	(355,502)	-	1,362,416	-
Other comprehensive (loss) income for the period	(355,502)	-	1,362,416	-
Total comprehensive loss	$(2,654,200)	$(362,684)	$(638,741)	$(658,128)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012
Operating activities
Net loss for the period	$(2,298,698)	$(362,684)	$(2,001,157)	$(658,128)
Items not involving cash:
Amortization of intangible assets	2,983,813	368,531	5,941,240	412,971
Depreciation	862	1,215	1,091	2,430
Write off of leaseholds	-	-	7,290	-
Gain on sale of real estate	-	(20,238)	-	(20,238)
Unrealized losses on foreign exchange	1,019,412	-	1,054,759	(50,364)
Accrued interest and loan fees	41,034	-	89,837	-
Increase (decrease) in provisions	73,125	-	(233,254)	-
Deferred tax liability	-	(202,797)	-	(202,797)
Share-based compensation	245,761	1,306,443	633,021	1,327,353
Writedown of investment	760,948	-	760,948	-
Change in fair value of derivative liabilities	(252,670)	-	(119,740)	-
Net change in non-cash working capital balances:
Short-term investments	-	66,423	-	1,008,565
Trade and other receivables	880,501	(96,562)	(1,980,057)	390,968
Prepaid expenses	118,106	(84,823)	170,457	(75,329)
Inventories	43,644	(64,120)	305,377	(32,556)
Accounts payable and accrued liabilities	164,603	(323,368)	888,073	(417,197)
Income taxes payable	98,670	-	230,811	-
Net cash provided by operating activities	3,879,111	588,020	5,748,696	1,685,678
Financing activities
Payment to Old Merus	-	-	-	(6,809,082)
Repayment of long-term debt	(18,559)	(3,943,819)	(5,021,232)	(3,943,819)
Private placement proceeds	-	-	-	7,945,633
Proceeds from exercise of stock options	2,800	55,000	2,800	55,000
Proceeds from exercise of stock warrants	-	24,000	-	24,000
Net cash used in financing activities	(15,759)	(3,864,819)	(5,018,432)	(2,728,268)
Investing activities:
Acquisition of Factive	-	(3,969,644)	-	(3,969,644)
Short-term investments	(3,375)	-	(8,198)	-
Loan receivable advances	-	(997,644)	-	(997,644)
Loan receivable repayments	155,267	150,000	229,400	1,598,260
Purchase of property and equipment	(10,000)	-	(10,000)	-
Proceeds from sale of real estate	-	1,136,238	-	1,136,238
Cash acquired in amalgamation	-	-	-	980,539
Net cash provided by (used in) investing activities	141,892	(3,681,050)	211,202	(1,252,251)
Net change in cash and cash equivalents	4,005,244	(6,957,849)	941,466	(2,294,841)

Cash and cash equivalents, beginning of period	399,141	9,722,658	3,462,919	5,059,650

Cash and cash equivalents, end of period	$4,404,385	$2,764,809	$4,404,385	$2,764,809
Supplemental cash flow information:
Interest paid	$1,012,500	$-	$2,193,750	$-
Income taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Condensed Consolidated Interim Statement of Changes in Equity
(Unaudited)
(Expressed in Canadian dollars)
					Accumulated
					other
			Warrants	Accumulated	comprehensive
	Share capital	Equity reserves	reserve	deficit	income (AOCI)	Total equity
Balance, September 30, 2011	$8,762,524	$30,719,348	-	$(29,149,360)	$-	$10,332,512
Share-based compensation (note 9)	-	1,327,353	-	-	-	1,327,353
Private placement (note 9)	7,945,633	-	-	-	-	7,945,633
Issuance of securities pursuant to amalgamation (notes 2, 9, 10)	23,501,892	337,223	1,521,743	-	-	25,360,858
Issuance of shares pursuant to acquisition (note 9)	615,000	(615,000)	-	-	-	-
Exercise of stock options	143,000	(88,000)	-	-	-	55,000
Exercise of warrants	33,204	-	(9,204)	-	-	24,000
Net loss for the period	-	-	-	(658,128)	-	(658,128)
Balance, March 31, 2012	$41,001,253	$31,680,924	$1,512,539	$(29,807,488)	$-	$44,387,228

Balance, September 30, 2012	$51,639,478	$31,468,434	$1,427,175	$(49,869,908)	$598,603	$35,263,782
Share-based compensation (note 9)	-	633,021	-	-	-	633,021
Exercise of stock options	10,128	(7,328)	-	-	-	2,800
Expiry of warrants	-	194,097	(194,097)	-	-	-
Net income for the period	-	-	-	(2,001,157)	-	(2,001,157)
Currency translation differences	-	-	-	-	1,362,416	1,362,416
Balance, March 31, 2013	$51,649,606	$32,288,224	$1,233,078	$(51,871,065)	$1,961,019	$35,260,862

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia) and its subsidiaries (the “Company”), operate in Canada, the United States and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of legacy-branded prescription pharmaceutical products.

Basis of Preparation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company have been prepared on a historical cost basis, except for certain financial assets which are presented at fair value, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) for interim financial statements. The interim financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended September 30, 2012. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and note disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed.

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s annual audited consolidated financial statements for the year ended September 30, 2012. These interim financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2012.

Going Concern Assumption

The interim financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

For the six months ended March 31, 2013, the Company had positive cash flow from operations of $5,748,696, but a net loss of $2,001,157 and negative net current assets of $16,545,643. In addition, one of the Company’s products is contending with the recent emergence of a generic competitor. These uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon the Company obtaining additional financing and achieving profitable operations. To address its financing requirements, the Company has a debt facility in place to refinance up to US$20,000,000 of its current debt obligations (refer to note 8). The Company may seek additional financing through various debt and equity instruments for any incremental financing needs.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

These interim financial statements were authorized for issue by the Company’s Board of Directors on May 13, 2013.

2.	Business Combinations

Amalgamation

On December 19, 2011, the Company and Merus Labs International Inc. (“Old Merus”) amalgamated and formed a new entity under the name Merus Labs International Inc. The securities of the two companies that were issued and outstanding immediately before the Amalgamation were converted into securities of the Company as follows:

(a) the common shares of Old Merus were exchanged for common shares of the Company on the basis of one common share of the Company for every four common shares of Old Merus. Stock options and share purchase warrants were exchanged on the same basis. The exercise price and all other terms and conditions for all options and warrants issued by the Company remained the same as the original Old Merus options and warrants.

(b) the issued and outstanding common shares held by shareholders before the Amalgamation were exchanged for common shares of the Company on the basis of one common share of the Company for every one share previously held. Stock options were exchanged at the same ratio. All terms and conditions of the stock options and share purchase warrants remain unchanged.

The Amalgamation resulted in the Company issuing common shares, stock options, and share purchase warrants to Old Merus shareholders, option holders, and warrant holders as follows:

	Old Merus	Issued
	Outstanding	by the
	Pre-Amalgamation	Company

Common shares	47,003,784	11,750,946
Stock options	910,000	227,500
Share purchase warrants	9,614,230	2,403,557

Bringing together the financial experience and capital of the Company combined with the sales and growth potential of Old Merus were perceived as beneficial to both parties. In determining which entity was the acquirer and which was the acquiree, management considered a number of factors including share ownership of the combined entity, the existence of minority control groups, board control and the ability to elect its members, the ability to direct finance and operating policies and the composition of senior management and the relevant size of each entity’s assets in reaching the conclusion that the Company was the acquirer.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

The Amalgamation has been accounted for using the acquisition method, with the Company as the acquirer, whereby all the Old Merus assets acquired and liabilities assumed were recorded at fair value. The common shares exchanged were valued using the market rate at the time of amalgamation, while the stock options and warrants were valued using the Black-Scholes pricing model.

The purchase price allocation is summarized as follows:

Purchase price consideration
Common shares issued	$23,501,892
Stock options issued	337,223
Share purchase warrants issued	1,521,743
Fair value of net assets acquired	25,360,858
Fair value of investment in Old Merus	671,134
Total purchase price consideration	$26,031,992

The Company stock options granted and warrants issued in exchange for the Old Merus options and warrants were assigned a fair value based on the following weighted average assumptions used in the Black-Scholes option pricing model:

	Options	Warrants
Risk-free interest rate	1.0%	1.0%
Expected share price volatility	86%	86%
Weighted average expected life	0.66 years	1.28 years
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

Costs incurred to complete the amalgamation were approximately $455,000. In addition, the Company recorded a gain of $108,641 in investment income on the shares of Old Merus held prior to the amalgamation in order to recognize the increase in value of its holdings. The gain was recorded as investment income in the period. Goodwill recorded on acquisition, representing intangible assets which do not qualify for separate recognition, is not deductible for income tax purposes.

The fair value of the acquired identifiable net assets was allocated as follows:

Cash	$980,539
Trade and other receivables, net of allowance of $nil	1,830,902
Inventories	708,335

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

Prepaid expenses	1,873
Intangible assets	19,510,423
Goodwill (note 5)	16,676,097
Accounts payable and accrued liabilities	(547,813)
Due to related party	(2,000)
Income taxes payable	(534,249)
Long term debt	(11,226,005)
Deferred income taxes	(1,366,110)
Net assets acquired	$26,031,992

The results for the comparative six month period ended March 31, 2012 included the operations of Old Merus from December 20, 2011, the first day after amalgamation, to March 31, 2012. The financial information in the table below summarizes selected results of operations on a pro-forma basis as if the Company had acquired Old Merus as of October 1, 2011. The pro-forma presentation is for information purposes only and does not purport to represent what the Company’s results would have been had the acquisition occurred at the beginning of the period, or to project the Company’s results of operations for any future period.

		Old Merus
	As reported in	results from	Pro-forma
	the Statement of	October 1, 2011	Statement of
(Unaudited)	Operations	to amalgamation	Operations

Revenues	$2,517,991	$2,483,176	$5,001,167
Cost of goods sold	346,850	306,202	653,052
Gross margin	2,171,141	2,176,974	4,348,115
Operating expenses:
Sales and marketing	75,596	66,711	142,307
General and administrative	2,685,058	165,745	2,850,803
Acquisition costs	518,818	-	518,818
	3,279,472	232,456	3,511,928
Earnings (loss) before depreciation, amortization, interest expense and investment income	(1,108,331)	1,944,518	836,187

Amortization of intangible assets	412,971	299,970	712,941
Depreciation	2,430	-	2,430
Interest expense	-	64,961	64,961
Foreign exchange gains	(224,630)	-	(224,630)
Investment income	(438,177)	(2,892)	(441,069)

Earnings (loss) before income taxes	$(860,925)	$1,582,479	$721,554

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

Factive

On March 7, 2012, the Company completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). The Company acquired the license to the FACTIVE® product rights and patent, inventory on hand, and certain related intellectual property and other information and materials for total consideration of US$3,979,000, fully paid at closing. This transaction was accounted for as a business combination under the acquisition method of accounting.

Costs incurred to complete the acquisition were approximately $63,000, which were expensed in period incurred. The fair value of the acquired identifiable assets and liabilities was allocated as follows:

Inventories	$1,149,350
Product returns liability	(1,118,422)
Deferred tax liability	(242,648)
Product rights	3,036,004
Patent	1,145,360
Net assets acquired	$3,969,644

The Company has not provided proforma information with respect to the operations of FACTIVE® as determining such information is impracticable. Costs relating to operation of the business by the seller were not segregated in sufficient detail in order to accurately determine product profitability.

Product Acquisitions

Enablex

On July 11, 2012, the Company announced that it had acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (“Enablex” or darifenacin) extended release tablets.

Pursuant to the acquisition, Merus acquired the Emselex®/Enablex® product rights and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired. Total consideration for the product acquisition was $64,664,491 (US$63,000,000) in the form of US$43,000,000 cash and a US$20,000,000 vendor take back note (“VTB Note”) due July 11, 2013. US$35,000,000 of the upfront cash payment was funded through a US$55,000,000 debt facility from a private lender, with the remainder funded from cash on hand. The VTB Note is guaranteed by the aforementioned debt facility and management intends on utilizing the unused balance of the debt facility to repay the VTB Note at maturity. The transaction was accounted for as an asset acquisition.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

Costs incurred to complete the acquisition were approximately $431,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was allocated between the intangible assets acquired (product rights and patent). The fair value of the acquired identifiable net assets was allocated as follows:

Product rights	$45,293,991
Patent	19,370,500

Net assets acquired	$64,664,491

The Company has not provided proforma information with respect to the operations of Enablex as determining such information is impracticable. Costs relating to operation of the business by the seller were not segregated in sufficient detail in order to accurately determine product profitability.

3.	Short-term investments

	March 31	September 30
	2013	2012
Short-term investments
Publicly-traded investments
Equities	$20,134	$11,936

Privately held investment
Equities	501,052	1,262,000
Total short-term investments	$521,186	$1,273,936

As at March 31, 2013 the portfolio of short-term investments was invested in marketable securities, including common shares and warrants, as well as an investment in a private entity. The marketable securities have been classified as held for trading and recorded at fair value through profit or loss (“FVTPL”). The investment in a private entity is classified as available for sale (“AFS”) and held at cost less impairment charges. At March 31, 2013, the Company recognized an impairment charge of $760,948 on its privately held investment which was recorded as investment expense in the financial statements. The impairment charge was based on evidence of other financing transactions undertaken by the investee. For the six months ended March 31, 2013, the publicly traded investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, earned $10,163 (2012 - $149,204), after deducting fees and expenses.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

4.	Loans receivable

On March 7, 2012, the Company entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company agreed to provide Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes. The original loan was due within twelve months with monthly payments of US$83,333 beginning July 1, 2012, plus a lump sum payment of US$333,333 due March 1, 2013. During the second quarter of fiscal 2013, the Company agreed to extend the terms of the remaining US$500,000 balance. The Company renegotiated terms subsequent to March 31, 2013 which now call for eight monthly payments of US$35,000 from May to December 2013, with a lump sum payment of US$220,000 due December 31, 2013. The loan is secured by the inventory, intellectual property and equity of Vansen under a general security agreement. The Company has the legal right to offset any payments owing to Vansen by any amount of the short-term loan still due and owing to the Company.

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Old Merus, a then unrelated entity. The loan bore interest at 12% per annum, compounded monthly, with payments of $123,333 plus accrued interest due on the last business day of each month. In connection with the loan, the Company received 925,000 units from Old Merus, each consisting of one common share and one share purchase warrant granting the Company the right to purchase a common share of Old Merus at a purchase price of $0.40, for a term of two years from the date of issuance of the warrant. The Company accounted for these units as loan fees by adjusting the yield on the loan based on the fair value of the units received on the date of the loan. The loan fees were amortized using the effective interest method over the six month term of the loan and recorded as interest income. During the six months ended March 31, 2012, $116,546 of interest related to these loan fees and $5,427 of cash interest was recorded. On October 14, 2011, the loan was paid in full, including all accrued interest.

On November 25, 2011, the Company advanced another loan to Old Merus in the amount of US$6,500,000, for purposes of making the second installment on the purchase of Vancocin. The term of the loan was six months, bearing interest at 12% per annum, and was eliminated upon the amalgamation of the Company with Old Merus in December 2011. Interest income of $58,359 was recorded during the six months ended March 31, 2012 related to this loan.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

5.	Intangible assets and goodwill

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Cost at September 30, 2012	$122,020	$68,298,401	$20,766,160	$16,676,097	$105,862,678
Foreign exchange differences	-	1,436,705	614,493	-	2,051,198

Cost at March 31, 2013	$122,020	69,735,106	$21,380,653	$16,676,097	$107,913,876

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Accumulated amortization and impairment charges at September 30, 2012	$122,020	$8,625,444	$1,131,238	$16,676,097	$26,554,799
Amortization charge	-	3,527,661	2,413,579	-	5,941,240
Foreign exchange differences	-	23,513	21,647	-	45,160
Accumulated amortization at March 31, 2013	$122,020	$12,176,618	$3,566,464	$16,676,097	$32,541,199

Carrying amount at September 30, 2012	$-	$59,672,957	$19,634,922	$-	$79,307,879
Carrying amount at March 31, 2013	$-	$57,558,488	$17,814,189	$-	$75,372,677

6.	Derivative liabilities

In connection with the acquisition of the European rights to Enablex, the Company entered into a series of foreign currency contracts in order to economically hedge the risk associated with its foreign source revenue. At March 31, 2013, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $3,651,760 (September 30, 2012 - $8,527,400). For the six months ended March 31, 2013, a realized loss of $409,360 (2012- nil) and unrealized gain of $82,950 (2012- nil) related to these contracts was recognized in foreign exchange (gains) losses in the statement of operations.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

7.	Provisions

	Six months ended	Twelve months ended
	March 31, 2013	September 30, 2012
Balance at beginning of period	$1,084,184	$-
Additions from business combinations	-	1,118,422
Utilization	(1,447,909)	(1,136,864)
Charges	1,214,655	1,102,626
Balance at end of period	$850,930	$1,084,184
Less: current portion of provisions	258,388	697,480
Non-current portion of provisions	$592,542	$386,704

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, and changes in the marketplace.

Coupons Liability:

With respect to the Company’s sales of Factive in the United States, the Company provides for a coupon program that subsidizes the insurance cost of the product to the patient.

Rebates Liability:

With respect to the Company’s sales of Factive in the United States, the Company must provide for certain state and federal Medicare and Medicaid rebates.

Certain comparative period amounts (September 2012 - $353,187) related to product returns, coupons and rebates previously included in accounts payable and accrued liabilities were reclassified to be included in provisions to conform to the current period presentation. This reclassification had no impact on the prior year opening balance sheet as no provisions existed at that time.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

8.	Long-term debt

	March 31	September 30
	2013	2012
Current
Enablex Debt Facility (a)	$7,478,040	$12,122,563
Enablex VTB Note (b)	20,320,000	19,664,000
Support Services Agreement (c)	69,458	140,125
Total	$27,867,498	$31,926,688

Non-Current
Enablex Debt Facility (a)	$22,774,565	$21,972,205
Support Services Agreement (c)	211,872	187,937
Total	$22,986,437	$22,160,142

(a)	Enablex Debt Facility:

On July 10, 2012, in connection with the acquisition of Enablex, the Company entered into a credit agreement (“Enablex Debt Facility”) of up to US$55,000,000 with a third-party lender. US$35,000,000 of this amount was drawn down upon acquisition of the asset with a further US$20,000,000 guaranteed through a letter of credit facility. The loan bears interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until the loan matures on March 31, 2015. The Enablex Debt Facility contains affirmative covenants, including compliance with laws and contractual obligations and payment of taxes. The facility also contains negative covenants, including restrictions on the incurrence of indebtedness, the granting of liens, making restricted payments and investments, entering into affiliate transactions and transferring assets. The Borrower is also required by the terms of the credit agreement to comply with financial covenants, beginning March 31, 2013. The Company was in compliance with all covenants as at March 31, 2013. Finance costs of $359,314 were capitalized to the loan balance and are being amortized over the remaining period of the loan.

(b)	Enablex VTB Note:

In connection with the acquisition of Enablex, part of the consideration included a US$20,000,000 vendor take back note (“VTB Note”), which is due on July 11, 2013. The VTB Note bears no interest. The VTB Note is guaranteed by the Enablex Debt Facility discussed above and management intends on utilizing this facility to repay the VTB Note at maturity.

(c)	Support Services Agreement:

In connection with its support services agreement with a distribution services provider, the distribution services provider provided the Company with loan of $500,000 to be used for working capital purposes and in consideration for being the Company’s exclusive provider of certain distribution services for the Company’s products in Canada. Payments are made based on net sales of Vancocin. The agreement is for a five year term with automatic renewal terms of two years until terminated. During the six months ended March 31, 2013, the Company repaid $46,732 (2012 - $107,924). As at March 31, 2013, the carrying value of the loan is $281,330 (September 30, 2012 - $328,062).

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

9.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Six months ended		Twelve months ended
	March 31, 2013		September 30, 2012
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period	30,708,478	$51,639,478	8,028,377	$8,762,524
Common shares issued pursuant to private placement	-	-	4,196,500	7,945,633
Common shares issued pursuant to amalgamation	-	-	11,750,946	23,501,892
Common shares issued pursuant to acquisition	-	-	825,035	1,486,558
Common shares issued pursuant to options exercised	5,000	10,128	197,500	395,000
Common shares issued pursuant to warrants exercised	-	-	154,120	341,160
Common shares issued pursuant to prospectus offering	-	-	5,556,000	9,206,711

Balance, end of period	30,713,478	$51,649,606	30,708,478	$51,639,478

(b)	Private placement

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 units (“Unit”) at a price of $2.00. Each Unit consists of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at y time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In connection with the private placement, the Company also issued 197,700 warrants as a finder’s fee. Each of these warrants entitles its holders to purchase one Unit until December 2, 2014 at an exercise price of $2.00 per Unit. Costs of the offering were approximately $447,000.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

(c)	Amalgamation

On December 19, 2011, the Company entered into a plan of arrangement whereby it amalgamated with Merus Labs International Inc. (“Old Merus”). Pursuant to the Arrangement, all of the outstanding common shares of Old Merus were exchanged on a 4:1 basis for common shares of the Company. Holders of options and warrants of Old Merus received options and warrants to purchase shares of the Company on the same terms and conditions after adjustment for the foregoing share exchange ratio. In connection with the amalgamation, the Company issued 11,750,946 common shares, 227,500 common share options and 2,403,557 common share warrants (see note 2).

(d)	Acquisition

On January 6, 2012, the Company acquired 51% of Orbis Pharma Inc. (“Orbis”), a development stage pharmaceutical company. The arrangement involved the issuance of 300,000 shares which are released over a 3 year period. The Company was also obligated to purchase the remaining 49%, based on the achievement of certain milestones, through the issuance of additional common shares. Upon closing of the Enablex transaction, the Company issued an additional 525,035 shares in connection with the purchase of the remaining 49% of Orbis. The Company determined Orbis did not meet the definition of a business for accounting purposes and thus was not accounted for as a business combination. The estimated fair value of the shares issued was $1,486,558, of which $415,092 was recognized in general and administrative expenses during the six months ended March 31, 2013 (2012 – $32,290). The balance of $461,560 relating to these shares will be recognized over the remaining escrow period.

(e)	Prospectus offering

On May 4, 2012, the Company announced a bought deal common share financing with a syndicate of underwriters, pursuant to which the Company sold 5,556,000 common shares at a price of $1.80 per share. The arrangement closed on May 29, 2012. Costs of the offering were approximately $794,000.

(f)	Stock option plan

The Company has reserved 3,071,347 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

On October 31, 2011 the Company granted one of its directors 150,000 options at the exercise price of $2.00 per share. One third of the options vest immediately with one-third vesting on each of the next two anniversaries, and expire on October 31, 2016.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

In January 2012, the Company granted a total of 1,440,000 options to officers of the Company in connection with their employment agreements. 600,000 options were granted with an exercise price of $2.05 per share and the remaining 840,000 with an exercise price of $2.02. 840,000 of the options vest immediately with the remaining 600,000 options vesting on the basis of 200,000 on each of the next three anniversaries. All of the options have a term of five years.

In September 2012, the Company granted 100,000 options to an officer of the Company in connection with their employment agreement. The options were granted with an exercise price of $1.52 per share, with 25,000 options vesting immediately and 25,000 on each of the next three anniversaries.

In January 2013, the Company granted 50,000 options to an officer of the Company as incentive compensation. The options were granted with an exercise price of $1.19 per share, with all options vesting on the first anniversary date of the grant.

During the six months ended March 31, 2013, $217,929 (2012 - $1,295,063) was expensed in the financial statements related to these stock option grants, and has been included in equity as equity reserves.

(g)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Six months ended March 31
	2013	2012
Weighted-average fair value of options	$0.77	$1.29
Risk-free interest rate	2.0%	2.0%
Volatility of the Company's common shares	80%	78%
Weighted average expected life of the options	5 years	5 years
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

Details of the options are as follows:

	Number of	Weighted average
	options	price per share
Options outstanding, September 30, 2011	600,000	$2.00
Options issued pursuant to amalgamation (note 3)	227,500	0.69
Options granted	1,690,000	2.00
Options exercised	(197,500)	0.40
Options outstanding, September 30, 2012	2,320,000	$2.01
Options granted	50,000	1.19
Options exercised	(5,000)	0.56
Options outstanding, March 31, 2013	2,365,000	$1.99

The range of exercise prices for options outstanding and exercisable options at March 31, 2013 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 1.19	50,000	4.77	-
$ 1.52	100,000	4.45	25,000
$ 2.00	750,000	3.37	700,000
$ 2.02	840,000	3.81	740,000
$ 2.05	600,000	3.77	300,000
$ 3.00	25,000	0.24	25,000
	2,365,000		1,790,000

10.	Equity reserves and warrants reserve

Pursuant to the amalgamation in December 2011, the Company issued 227,500 stock options and 2,403,557 warrants in exchange for the existing issued and outstanding warrants of Old Merus. The fair value of these options and warrants was calculated using the Black-Scholes model to be $337,223 for the options and $1,521,743 for the warrants. These amounts were accounted for as equity reserves and warrants reserve, respectively. Assumptions used to value these warrants are disclosed in note 2.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 Units at a price of $2.00. Each Unit consisted of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In allocating the fair value of the proceeds between the common shares and these half warrants, it was determined that the fair value of the common shares was more reliably measurable and since the common shares of the Company were trading at $2.00 per share on December 19, 2011, the entire value of the proceeds was allocated to the shares. In addition, the Company also issued 197,700 warrants as a finder’s fee. The fair value of these warrants was deemed to be of nominal value.

	Number of	Weighted average
	warrants	exercise price
Balance, September 30, 2011	-	$-
Warrants issued pursuant to private placement	2,295,950	3.00
Warrants issued pursuant to amalgamation	2,403,557	2.34
Warrants exercised	(154,120)	1.60
Warrants expired	(68,000)	(1.60)
Balance, September 30, 2012	4,477,387	$2.70

Warrants expired	(175,000)	(1.60)
Balance, March 31, 2013	4,302,387	$2.75

The following share purchase warrants were outstanding at March 31, 2013:

Exercise Price	Number	Weighted Average
	Outstanding	Contractual Life
$ 1.60	87,500	0.11
$ 2.00	197,700	1.72
$ 2.60	1,918,937	0.08
$ 3.00	2,098,250	1.72
	4,302,387

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

11.	Commitments

(a)	Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	March 31	September 30
	2013	2012
Less than 1 year	$129,989	$61,594
1 to 2 years	41,832	25,408
2 to 3 years	9,741	22,689
Thereafter	-	-
Total	$181,562	$109,691

Lease expense recognized during the six month fiscal period was $91,653 (2012 - $36,443), which has been included in general and administrative expenses in the statements of operations.

(b)	Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at March 31, 2013, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan based on net sales of Vancocin until June 30, 2016 (see note 8).

Pursuant to its acquisition of Factive, the Company is committed to paying a royalty fee of 8% of net sales of the product through September 30, 2014 at which point the royalty fee will increase to 16% for up to a 10 year period.

(c)	Purchase commitments

Pursuant to the Company’s acquisition of Enablex, the Company is required to acquire finished goods inventory from Novartis Pharma AG, on a country-by-country basis, at the earlier of the marketing authorization transfer date and July 11, 2014. As at March 31, 2013, management is unable to reliably estimate the quantum and timing of this purchase commitment and therefore no provision has been made.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

12.	Related party transactions

At March 31, 2013, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012

Salaries	$353,879	$171,377	$705,596	$257,878
Share based compensation	245,761	1,306,443	633,021	1,327,353
	$599,640	$1,477,820	$1,338,617	$1,585,231

13.	Income taxes

The major components of income tax expense for the six months ended March 31, 2013 and 2012 are:

	Six months ended March 31
	2013	2012
Income tax recognized in profit or loss
Current tax	$232,213	$-
Deferred tax	-	-
Provision for income taxes	$232,213	$-

The Company has recognized an estimated current tax expense based on an approximation of tax liabilities due with respect to its operations in Luxembourg.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

14.	Management of capital

The Company includes the following in its definition of capital:

	March 31	September 30
	2013	2012

Debt comprised of:
Enablex Debt Facility	$30,252,605	$34,094,768
Enablex VTB Note	20,320,000	19,664,000
Support Services Agreement	281,330	328,062
Equity comprised of:
Share capital	$51,649,606	$51,639,478
Equity reserves	32,288,224	31,468,434
Warrants reserve	1,233,078	1,427,175
Deficit and AOCI	(49,910,046)	(49,271,305)
	$86,114,797	$89,350,612

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments.

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Enablex Debt Facility (refer to note 8). There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

15.	Financial instruments and financial risk management

a)	Fair Value Estimation

The Company’s carrying value of cash and cash equivalents, short-term investments, trade and other receivables, loan receivable, accounts payable and accrued liabilities and derivative liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		March 31
		2013
Classification	Carrying value	Fair value

Other financial liabilities - Long term debt	50,853,935	51,081,330

		September 30
		2012
Classification	Carrying value	Fair value

Other financial liabilities - Long term debt	54,086,830	54,398,733

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

  Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities

  Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves

  Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

At March 31, 2013, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	March 31, 2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$20,134	$20,134	$-	$-
	$20,134	$20,134	$-	$-

Liabilities:
Derivative liabilities	$216,960	$-	$216,960	$-
	$216,960	$-	$216,960	$-

At September 30, 2012, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$11,936	$11,936	$-	$-
	$11,936	$11,936	$-	$-

Liabilities:
Derivative liabilities	$336,700	$-	$336,700	$-
	$336,700	$-	$336,700	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

b)	Financial Risk Factors

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company manages its cash position in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is currently not exposed to any significant market risk since its investments are substantially comprised of private entity positions for which there is no active market.

(iii)	Currency risk:

The Company is subject to currency risk through its purchases of inventory in US dollars, product acquisitions denominated in foreign currencies, and foreign source debt and current liabilities. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

The following financial assets and liabilities were denominated in foreign currencies at March 31, 2013 (U.S. dollar 1.0160, Euro 1.3042) and September 30, 2012:

	March 31	September 30
	2013	2012
Denominated in U.S. dollars
Cash	$3,481,477	$197,308
Trade and other receivables	5,086,781	3,064,751
Loans receivable	508,000	737,400
Accounts payable and accrued liabilities	(1,127,071)	(744,573)
Debt	(50,800,000)	(54,076,000)

Net assets denominated in U.S. dollars	$(42,850,813)	$(50,821,114)

Denominated in Euros
Cash	$-	$144,624
Trade and other receivables	590,969	-
Accounts payable and accrued liabilities	(1,254,091)	(435,721)
Net assets denominated in Euros	$(686,606)	$(291,097)

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the three months ended March 31, 2013 from a change in foreign currencies with all other variables held constant as at March 31, 2013:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$(870,748)	$870,748
4%	(1,741,497)	1,741,497
6%	(2,612,245)	2,612,245
8%	(3,482,994)	3,482,994
10%	(4,353,742)	4,353,742

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash and cash equivalents, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Merus Labs International Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian dollars)
For the three and six months ended March 31, 2013 and 2012

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At March 31, 2013, the Company held no interest-bearing investments. Also, the Company had no exposure to liabilities which bore variable interest rates, which for example, fluctuated with the prime rate or overnight lending rate. It is management’s opinion that the Company is not exposed to significant interest rate risk.

16.	Segment information

The Company operates in a single business segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in North America and internationally. The Company carries out business principally in Canada, the United States, and Europe.

Revenues by geographic region are detailed as follows:

	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012
Canada	$1,979,080	$2,205,628	$4,430,162	$2,517,991
United States	385,948	-	1,088,842	-
International	3,483,955	-	7,309,023	-
	$5,848,983	$2,205,628	$12,828,027	$2,517,991

Long-term assets by geographic region are comprised of product rights and patents, and property and equipment, detailed as follows:

	March 31	September 30
	2013	2012
Canada	$14,451,862	$15,772,896
International	60,933,622	63,546,052
	$75,385,484	$79,318,948